Exhibit 99.1

TransAlta Announces Retirement Plans for Timothy Faithfull and Gordon Giffin

CALGARY, Jan. 25, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today announced that Timothy Faithfull has decided not to stand for re-election at TransAlta's 2019 Annual Shareholder Meeting.

The Company also announced that Ambassador Gordon Giffin intends to retire as director and Board Chair next year. The Board is undertaking a process to identify a new Chair through the course of 2019.

"On behalf of the Board of Directors, we thank Tim for the wealth of knowledge and expertise he has brought to the board during his tenure," said Ambassador Giffin. "Tim's insight and perspective of regulatory issues and large development projects has helped TransAlta to navigate the significant challenges of recent years and become a leading clean energy company."

Ambassador Giffin added: "As I complete my tenure as Chair, the Board's priority will be to oversee the final stages of TransAlta's transformation plan, which, together with our strong team and diverse portfolio of assets, will put TransAlta in a strong position to respond to future clean energy demands and create long-term value for shareholders."

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/January2019/25/c5547.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598, Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 09:15e 25-JAN-19